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                 January 19, 2021

       David Wolfin
       President and Chief Executive Officer
       Avino Silver & Gold Mines, Ltd.
       Suite 900, 570 Granville Street
       Vancouver, British Columbia
       V6C 3P1, Canada

                                                        Re: Avino Silver & Gold
Mines Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed January 13,
2021
                                                            File No. 333-252081

       Dear Mr. Wolfin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Daniel B. Eng, Esq.